

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 27, 2010

<u>**Via U.S. Mail**</u>

Kevin J. Groman
Senior Vice President,
General Counsel and Corporate Secretary
RSC Equipment Rental, Inc.
6929 E. Greenway Parkway
Scottsdale, AZ 85254

> **RE: RSC Equipment Rental, Inc.**
> **Amendment No. 1 to Form S-4**
> **Filed May 12, 2010**
> **File No. 333-165746**

Dear Mr. Groman:

We have reviewed the above-referenced filing and have the following comments.

<u>Risk Factors, page 12</u>

1. We note your response to comment 10 in our letter dated April 21, 2010. Please delete the third and fourth sentences of the introductory paragraph. Please refer to Staff Legal Bullet No. 7A, Sample Comment #30, available on our website at www.sec.gov/interps/legal/cfslb7a.htm. Please also comply with this comment under the headings entitled "Item 1A. Risk Factors" on pages 12 and 27 of Annexes A and B, respectively.

<u>Expiration Date; Extensions; Amendments; Termination, page 31</u>

2. We note your response to comment 15 in our letter dated April 21, 2010. Please confirm that the "other public announcement" by which you will notify holders of the old notes of an extension means a written public announcement.

Where You Can Find Additional Information, page 109

3. Please revise your disclosure under this heading to reflect that your latest Forms 10-K and 10-Q are included in this prospectus, rather than only accompany the prospectus.

Undertakings, page II-8

4. Please remove paragraph 9.

Exhibit 5.3

5. We note your response to comment 20 in our letter dated April 21, 2010. Please have counsel revise its opinion to delete subparts (v) and (vi) of the third paragraph preceding the numbered paragraphs. Please also have counsel delete the last sentence of its opinion, as previously requested.

Supplemental Letter

6. Please revise your supplemental letter to include the following representation on behalf of both registrants:

> With respect to any broker-dealer that participates in the Registered Exchange Offer with respect to existing securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or any of their affiliates to distribute the securities to be received in the Registered Exchange Offer.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Matthew E. Kaplan, Esq. (via facsimile)
         Debevoise & Plimpton LLP